UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Name of Issuer Issuer – as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Name of Issuer – as translated into English and as used for regulatory filing purposes)

Series B Shares, in the form of American Depositary Shares
(Title of Class of Securities)

833635105
(CUSIP Number)

May 25, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
SailingStone Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
24,631,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
24,631,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,631,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.46%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAME OF REPORTING PERSON
SailingStone Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
24,631,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
24,631,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,631,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.46%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1	NAME OF REPORTING PERSON
MacKenzie B. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
24,631,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
24,631,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,631,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.46%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; IN

1	NAME OF REPORTING PERSON
Kenneth L. Settles Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
24,631,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
24,631,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,631,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.46%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; IN

1	NAME OF REPORTING PERSON
RS Global Natural Resources Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,742,847

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,742,847

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,742,847

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

Item 1.	(a) Name of Issuer:

Sociedad Quimica y Minera de Chile S.A. (the “Issuer”)
(Also doing business as “Chemical and Mining Company of Chile Inc.”)

(b) Address of Issuer’s Principal Executive Offices:

El Trovador 4285
6th Floor
Santiago, Chile

Item 2.	(a) Name of Persons Filing:

(i) SailingStone Capital Partners LLC (“SailingStone”)
(ii) SalingStone Holdings LLC (“SailingStone Holdings”)
(iii) MacKenzie B. Davis (“Davis”)
(iv) Kenneth L. Settles Jr. (“Settles”)
(v) RS Global Natural Resources Fund (the “Fund”)

(b). Address of Principal Business Office or, if none, Residence:

SailingStone, SailingStone Holdings, Davis and Settles:
One California Street, 30th Floor
San Francisco, California 94111

The Fund:
One Bush Street, Suite 900
San Francisco, California 94104

(c). Citizenship or Place of Organization:

SailingStone and SailingStone Holdings: Delaware
Davis and Settles: United States
The Fund: Massachusetts

(d). Title of Class of Securities:

Series B Shares, in the form of American Depositary Shares

(e). CUSIP Number:

833635105

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[x] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d- 1(b)(1)(ii)(F);
(g)	[x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ] A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J).
(k)	[ ] A group, in accordance with section 240.13d-1(b)(1) (ii)(K).
If filing as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership:
 Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:
(i)	SailingStone:	24,631,000
(ii)	SailingStone Holdings:	24,631,000
(iii)	Davis:	24,631,000
(iv)	Settles:	24,631,000
(v)	The Fund:	8,742,847

(b)	Percent of class:
(i)	SailingStone:	20.46%
(ii)	SailingStone Holdings:	20.46%
(iii)	Davis:	20.46%
(iv)	Settles:	20.46%
(v)	The Fund:	7.26%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(1)	SailingStone:	24,631,000
(2)	SailingStone Holdings:	0
(3)	Davis:	0
(4)	Settles:	0
(5)	The Fund:	0

(ii)	Shared power to vote or to direct the vote:

(1)	SailingStone:	0
(2)	SailingStone Holdings:	24,631,000
(3)	Davis:	24,631,000
(4)	Settles:	24,631,000
(5)	The Fund:	8,742,847

(iii)	Sole power to dispose or to direct the disposition of:

(1)	SailingStone:	24,631,000
(2)	SailingStone Holdings:	0
(3)	Davis:	0
(4)	Settles:	0
(5)	The Fund:	0

(iv)	Shared power to dispose or to direct the disposition of:

(1)	SailingStone:	0
(2)	SailingStone Holdings:	24,631,000
(3)	Davis:	24,631,000
(4)	Settles:	24,631,000
(5)	The Fund:	8,742,847

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURE

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this single Statement on Schedule 13G.

SailingStone Capital Partners LLC
Date: May 25, 2016
By: /s/ Kathlyne Kiaie
Name: Kathlyne Kiaie
Title: Chief Compliance Officer

SailingStone Holdings LLC
Date: May 25, 2016
By: /s/ MacKenzie B. Davis
Name: MacKenzie B. Davis
Title: Managing Member

MacKenzie B. Davis

Date: May 25, 2016	By: /s/ MacKenzie B. Davis
Name: MacKenzie B. Davis

Kenneth L. Settles Jr.

Date: May 25, 2016	By: /s/ Kenneth L. Settles Jr.
Name: Kenneth L. Settles Jr.

RS Investment Trust, on behalf of RS Global Natural Resources Fund
Date: May 25, 2016
By: /s/ Marianne Clark
Name: Marianne Clark
Title: Chief Compliance Officer

EXHIBIT 1

WHEREAS, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”), only one joint Statement and any amendments thereto need to be filed whenever one or more persons  are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them;
NOW, THEREFORE, the parties hereto agree as follows:
SailingStone Capital Partners LLC, SailingStone Holdings LLC, MacKenzie B. Davis, Kenneth L. Settles Jr. and RS Investment Trust, on behalf of RS Global Natural Resources Fund, do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file a Statement on Schedule 13G relating to their ownership of the Series B Shares of the Issuer, and do hereby further agree that said Statement on Schedule 13G shall be filed on behalf of each of them.
SailingStone Capital Partners LLC
Date: May 25, 2016
By: /s/ Kathlyne Kiaie
Name: Kathlyne Kiaie
Title: Chief Compliance Officer

SailingStone Holdings LLC
Date: May 25, 2016
By: /s/ MacKenzie B. Davis
Name: MacKenzie B. Davis
Title: Managing Member

MacKenzie B. Davis

Date: May 25, 2016	By: /s/ MacKenzie B. Davis
Name: MacKenzie B. Davis

Kenneth L. Settles Jr.

Date: May 25, 2016	By: /s/ Kenneth L. Settles Jr.
Name: Kenneth L. Settles Jr.

RS Investment Trust, on behalf of RS Global Natural Resources Fund
Date: May 25, 2016
By: /s/ Marianne Clark
Name: Marianne Clark
Title: Chief Compliance Officer